SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                03 December 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  BT to acquire Albacom in full announcement made on
                 03 December 2004.



December 3, 2004

                       BT TO TAKE FULL CONTROL OF ALBACOM

BT announced today that it had reached agreement with its three joint venture partners in Albacom to increase its ownership in the company to 100%. BT will acquire the 74% that it does not already own, from ENI, BNL and Mediaset, for a minimum price of EUR116m (GBP80m).

BT has been committed to the Italian business communications market, and to serving the needs of Italian corporates within the country and internationally, since it established Albacom in 1995.

100% ownership will allow BT to offer a seamless service to its customers in Italy, both domestically and internationally, taking full responsibility for products delivered on an end-to-end basis. BT expects the transaction to bring visible benefits to Albacom's customers, allowing them to benefit from the full suite of BT's products and services and its increased focus on network-based IT services.

This move reflects BT's strategy of establishing a pan-European presence to service multi-site organisations, with strong local operations in key countries. Together with its recently announced acquisition of Infonet, the integration of Albacom will allow BT to provide an unmatched service to corporate and public sector customers in Italy and to international businesses with operations in Italy.

Under the terms of the transaction, BT has agreed with each of ENI, Mediaset and BNL that BT will manage a substantial part of their communications services needs for at least the next five years. The total annual value of these contracts is expected to be at least EUR150m.

Andy Green, CEO BT Global Services, said: "This integration will be good for Albacom, good for BT and good for our Italian customers. By fully combining our capabilities with those of Albacom, we will be in a position to win even more business in our target market segments and build upon the successes we are seeing in other parts of Europe. BT is delighted that the former shareholders will remain as customers and we are fully committed to meeting the future communications needs of ENI, Mediaset and BNL."

Corrado Sciolla, CEO of Albacom, said: "This is excellent news for Albacom, for our customers and for our employees. The integration of Albacom with BT, one of the world's leading providers of global managed communications services, will bring real opportunities for us to move forward in Italy and to increase significantly our share of the Italian digital networking market."

Albacom will undergo a financial restructuring as part of the transaction. Each existing shareholder will settle directly its share of Albacom's outstanding bank loan balance. BT's 26% of this will be EUR65m. Albacom will retain existing long term lease obligations of EUR230m.

In consideration for the 74% of Albacom not already owned, BT will pay to the other shareholders a minimum of EUR116m. Of this, EUR55m will be deferred for five years and may be increased if Albacom's profits in 2008/09 exceed certain target levels. In the event that the final payment does increase, the total cost to BT including debt will not exceed 4x 2008/09 ebitda.

BT expects to generate annual cash cost savings of at least EUR20m in Albacom through the application of BT's international best practice processes and through improved purchasing power. The restructuring process, which has already commenced, will be led by Corrado Sciolla, who was appointed CEO of Albacom in March 2004.

BT expects Albacom to become cashflow positive, after accounting for financing costs associated with the transaction, during 2006/07.

The transaction is expected to be marginally dilutive to BT's earnings per share in 2005/06, before becoming accretive during 2006/07. Any exceptional costs associated with the transaction are expected to be reflected in the current financial year.

The transaction, which is conditional only upon regulatory clearances, is expected to complete in January 2005.

BT was advised on this transaction by Deutsche Bank.

About Albacom

Albacom is the second largest telecoms operator in the Italian business market, behind Telecom Italia, with an 11% share of the data services market. Albacom provides data transmission, voice and Internet services to more than 240,000 Italian businesses and to international companies active in Italy. Albacom's domestic network infrastructure comprises 7,600 kilometres of wholly-owned fibre. In addition to its head office in Milan, Albacom is represented throughout Italy with offices in Rome, Turin, Bologna, Genoa, Padua, Florence, Pescara, Naples and Bari. It operates its own data centres as well as a state of the art call centre in Palermo. Albacom employs approximately 1,450 people. Albacom was set up in September 1995 as a strategic partnership between BT and BNL. Mediaset and ENI joined the partnership in 1996 and 1997.

Albacom reported EBITDA of EUR39m from revenues of EUR655m in the year to March 2004.

About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.
  - BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 03 December 2004